Ryan Sansom

+1 617 937 2335

rsansom@cooley.com

July 11, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Daniel Crawford and Laura Crotty

Re:	biote Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 28, 2022

File No. 333-265714

Dear Mr. Crawford and Ms. Crotty:

On behalf of our client, biote Corp. (“Biote” or the “Company”), we are providing this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2022 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on June 28, 2022 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the disclosures in the Registration Statement and is publicly filing via EDGAR an Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Registration Statement.

For ease of reference, set forth below is the Company’s response to the Comment Letter. The numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1 filed June 28, 2022

General

1.

We note your newly added disclosure throughout the prospectus that the Company may choose to release one or more Selling Securityholders from the applicable lock-up period, which would allow for earlier sales of shares of Class A Common Stock in the public market. Please further revise this disclosure in all places in which it appears to explain the Company’s reasoning for granting such release in light of your disclosure on page 47 that such release could have a negative impact on the price of the Company’s Class A common stock, thereby negatively impacting public shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on the cover and pages 7, 47, 131, 139 and 153 of the Amended Registration Statement.

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

Securities and Exchange Commission

July 11, 2022

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (617) 937-2335.

Sincerely,

/s/ Ryan Sansom
Ryan Sansom
Cooley, LLP

cc:	Teresa S. Weber, Chief Executive Officer of the Company

Robbin Gibbins, Chief Financial Officer of the Company

Marybeth Conlon, General Counsel of the Company

Peter Byrne, Partner at Cooley, LLP

Cooley LLP 500 Boylston Street, 14th Floor Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com